Exhibit 99.3

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON THURSDAY, 10 JUNE 20211

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3

of

(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the AGM (as defined below) or4 of

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m. and at any adjournment thereof (the “AGM”) as hereunder indicated in respect of the resolutions set out in the notice of AGM, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS		FOR[5]	AGAINST[5]	ABSTAIN[5]
1	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2020.

2	To consider and approve the report of the supervisory committee of the Company for the year 2020.

3	To consider and approve the financial report of the Company for the year 2020.

4	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2020 in the amount and in the manner recommended by the Board.

5	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2020.

6	To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2021 and to authorise the Board to determine their remuneration.

7	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board.

SPECIAL RESOLUTION		FOR[5]	AGAINST[5]	ABSTAIN[5]
8	To consider and approve, by way of special resolution, to unconditionally grant a general mandate to the Board to determine and deal with the issue of debt financing instruments of the Company with an outstanding balance amount of up to RMB100 billion (the foreign currency equivalent calculated by using the middle exchange rate announced by the People’s Bank of China on the date of issue) and determine the terms and conditions of such issue.

Date: 2021	Signature(s)[6]:

Notes:

1.

Important: You should first review the annual report of the Company for the year 2020, which is expected to be despatched to shareholders of the Company on or before 30 April 2021, before appointing the proxy. The annual report for the year 2020 will include the ordinary resolutions 1 to 4 and resolution 6 above for review by the shareholders.

2.

Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English) and address (as shown in the register of members) in block letters.
4.

If any proxy other than the Chairman of the AGM is preferred, please delete the words “the Chairman of the AGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: “ABSTAIN”. THE SHARES ABSTAINED WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY. ANY VOTE WHICH IS NOT FILLED OR FILLED WRONGLY OR WITH UNRECOGNIZABLE WRITING OR NOT CAST WILL BE COUNTED AS “ABSTAINED”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7.

Where there are joint holders of any shares, any one of such persons may vote at the AGM, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the AGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Board of Directors Office of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 9 June 2021). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.